UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A
Amendment No. 8

Under the Securities Exchange Act of 1934

Cornell Companies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)
219141108

(CUSIP Number)

Wynnefield Partners Small Cap Value, L.P.
450 Seventh Avenue, Suite 509
New York, New York 10123
Attention: Mr. Nelson Obus

Copy to:
Jeffrey S. Tullman, Esq.
Kane Kessler, P.C.
1350 Avenue of the Americas, 26th Floor
New York, New York 10019
(212) 541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2010

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

SCHEDULE 13D/A

CUSIP No. 219141108	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value, L.P. 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 576,200 (see Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 576,200 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 576,200 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D/A

CUSIP No. 219141108	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Small Cap Value Offshore Fund, Ltd. (No IRS Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 797,600 (see Item 5)
	8	SHARED VOTING POWER 0 (see Item 5)
	9	SOLE DISPOSITIVE POWER 797,600 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 797,600 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D/A

CUSIP No. 219141108	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value L.P. I 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 624,319 (see Item 5)
	8	SHARED VOTING POWER 0 (see Item 5)
	9	SOLE DISPOSITIVE POWER 624,319 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 624,319 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D/A

CUSIP No. 219141108	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Channel Partnership II, L.P. 22-3215653
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,800 (see Item 5)
	8	SHARED VOTING POWER 0 (see Item 5)
	9	SOLE DISPOSITIVE POWER 30,800 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,800 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D/A

CUSIP No. 219141108	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital Management, LLC 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,200,519 (see Item 5)
	8	SHARED VOTING POWER 0 (see Item 5)
	9	SOLE DISPOSITIVE POWER 1,200,519 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,519 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D/A

CUSIP No. 219141108	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital, Inc. 13-3688495
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 797,600 (see Item 5)
	8	SHARED VOTING POWER 0 (see Item 5)
	9	SOLE DISPOSITIVE POWER 797,600 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 797,600 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D/A

CUSIP No. 219141108	Page 8 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,800 (see Item 5)
	8	SHARED VOTING POWER 1,998,119 (see Item 5)
	9	SOLE DISPOSITIVE POWER 30,800 (see Item 5)
	10	SHARED DISPOSITIVE POWER 1,998,119 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,998,119 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A

CUSIP No. 219141108	Page 9 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joshua Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 1,998,119 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 1,998,119 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,998,119 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A

CUSIP No. 219141108	Page 10 of 11 Pages

This Amendment No. 8 (the “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on December 6, 2006 and as further amended by Amendment No.1 filed on January 17, 2007, Amendment No. 2 filed on January 19, 2007, Amendment No.3 filed on March 15, 2007, Amendment No. 4 filed on April 3, 2007, Amendment No. 5 filed on December 16, 2008, Amendment No. 6 filed on March 11, 2009 and Amendment No. 7 filed on November 17, 2009 (as so amended, the “Schedule 13D”), by the Wynnefield Reporting Persons (as defined in the Schedule 13D) with respect to shares of common stock, par value $0.001 (the “Common Shares”), of Cornell Companies, Inc. (the “Issuer”), whose principal executive offices are located at 1700 West Loop South, Suite 1500, Houston, Texas 77027. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.
Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following:

On April 18, 2010, the Wynnefield Reporting Persons and certain other stockholders of the Issuer (collectively, the “Stockholders”) entered into a Voting Agreement with The GEO Group, Inc., a Florida corporation (“GEO”), as a condition to GEO entering into an Agreement and Plan of Merger on April 18, 2010 (the “Merger Agreement”), with the Issuer, and GEO Acquisition III, Inc., a Delaware corporation and wholly owned subsidiary of GEO.

Pursuant to the Voting Agreement, the Stockholders agreed to vote any Common Shares beneficially owned by them in favor of the adoption and approval of the terms of the Merger Agreement, the Merger (as defined in the Merger Agreement) and the other transactions contemplated by the Merger Agreement and any actions required in furtherance thereof and vote against any alternative proposal, action, transaction or agreement that would result in a breach of any covenant, representation, warranty or other obligation or agreement of the Issuer set forth in the Merger Agreement or of the Stockholders set forth in the Voting Agreement. The Voting Agreement also provides that the Stockholders will not, among other things, sell, pledge, encumber, transfer or otherwise dispose of, or enter into any contract, option or other agreement with respect to the transfer of, any Common Shares beneficially owned by them, grant any proxies with respect to such shares or engage in any solicitations in violation of the Voting Agreement.

Each of the Wynnefield Reporting Persons hereby disclaims the beneficial ownership in the Common Shares held by the other Stockholders. The filing of this Schedule 13D shall not be construed as an admission by any of the Wynnefield Reporting Persons that a "group" exists, or that any of the Wynnefield Reporting Persons is a beneficial owner of any securities other than those directly held by them.

The obligations and restrictions under the Voting Agreement will terminate upon the earliest to occur of: (i) the termination of the Merger Agreement by written consent of GEO and the Stockholders; (ii) the termination of the Merger Agreement in accordance with its terms; and (iii) the date on which the Merger becomes effective.

A copy of the Voting Agreement is attached hereto as Exhibit 99.8 and incorporated herein by reference. The foregoing summary description of the Voting Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Voting Agreement.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to include the following:

The description of the termination of the Voting Agreement described in Item 6 above is incorporated herein by reference.

Exhibit 99.8.	Voting Agreement dated as of April 18, 2010, by and among The GEO Group, Inc., the Wynnefield Reporting Persons, and the other stockholders listed on the signature pages.

[Signature Page Follows:]

SCHEDULE 13D/A

CUSIP No. 219141108	Page 11 of 11 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Date: April 27, 2010

Wynnefield Partners Small Cap Value, L.P. By: Wynnefield Capital Management, LLC, its General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

Wynnefield Partners Small Cap Value, L.P. I By: Wynnefield Capital Management, LLC, its General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

Wynnefield Partners Small Cap Value Offshore Fund, Ltd. By: Wynnefield Capital, Inc., its Investment Manager

By:	/s/ Nelson Obus
Nelson Obus, President

Wynnefield Capital Management, LLC

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

Wynnefield Capital, Inc.

By:	/s/ Nelson Obus
Nelson Obus, President

Channel Partnership II, L.P.

By:	/s/ Nelson Obus
Nelson Obus, General Partner

By:	/s/ Nelson Obus
Nelson Obus, Individually

By:	/s/ Joshua H. Landes
Joshua H. Landes, Individually